EXHIBIT 99.1

February 15, 2019

Fortis Inc. Reports Strong 2018 Results1

ST. JOHN'S, NEWFOUNDLAND AND LABRADOR - Fortis Inc. (TSX/NYSE:FTS)

Highlights

•	Strong annual 2018 net earnings of $2.59 per common share
•	Deployed record capital expenditures of $3.2 billion at its utilities in 2018
•	Five-year capital expenditure plan of $17.3 billion, up 20% over the prior year's plan
•	Issued first sustainability report, reinforcing commitment to sustainability
•	Average annual dividend growth target of 6% through 2023 reaffirmed
•	Asset sale announced in 2019 for approximately $1 billion, supporting the capital funding plan

Fortis Inc. ("Fortis" or the "Corporation"), a leader in the North American regulated electric and gas utility industry, released its 2018 fourth-quarter and annual financial results today.

"After considerable acquisition-driven growth in recent years, Fortis is a premier North American utility forging ahead with excellence in operations, sustainability and financial performance," said Barry Perry, President and Chief Executive Officer, Fortis. "In 2018 we launched our most ambitious utility capital expenditure plan ever at $17.3 billion for the period 2019 to 2023."

Fortis benefits from its vast geographic and regulatory diversity, low carbon footprint and the move to a cleaner energy future. The Corporation remains progressive in exploring new customer solutions and system technologies, while making investments to ensure the resilience of electric and gas systems into the future. As the Corporation grows, it prides itself on giving back to the communities it serves, with approximately $13 million donated in 2018.

Net Earnings

The Corporation's net earnings attributable to common equity shareholders for 2018 were $1,100 million, or $2.59 per common share, compared to $963 million, or $2.32 per common share, for 2017. For the fourth quarter of 2018, net earnings attributable to common equity shareholders were $261 million, or $0.61 per common share, compared to $134 million, or $0.32 per common share, for the same period in 2017.

The increase in annual earnings was driven by growth at both the regulated and non-regulated businesses, as well as lower income tax expense. The lower income tax expense primarily related to a one-time expense in 2017 associated with U.S. tax reform, along with the positive tax impacts of electing to file a consolidated state tax return and designating assets as held for sale in 2018. These increases were partially offset by a number of other distinct items recognized in 2017, including unrealized mark-to-market derivative gains, an acquisition break fee, an unrealized foreign exchange gain on an affiliate loan, and transmission refunds. Earnings in 2018 were also tempered by the ongoing impact of U.S. tax reform, effective January 1,2018, and a lower return on equity incentive adder at ITC, effective April 2018. A higher weighted average number of common shares also reduced earnings per common share ("EPS").

Adjusted Net Earnings2

On an adjusted basis, net earnings attributable to common equity shareholders for 2018 were $1,066 million, or $2.51 per common share, an increase of $0.04 per common share compared to 2017. On an adjusted basis, for the fourth quarter of 2018, net earnings attributable to common equity shareholders were $241 million, or $0.56 per common share, a decrease of $0.02 per common share compared to the same period in 2017.

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[1]	Financial information is presented in Canadian dollar unless otherwise specified.
[2]	Non-US GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("US GAAP") and may not be comparable to similar measures presented by other entities. Fortis calculated the non-US GAAP measures by adjusting for specific items that management excludes in evaluating the underlying operating performance of the business for the periods presented and to assist with the planning and forecasting of future operating results. Refer to the Non-US GAAP Reconciliation provided in this media release.

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The annual adjusted EPS increased $0.04 driven by capital investment at the regulated utilities, strong performance at the Aitken Creek natural gas storage facility and a lower effective income tax rate. The increase was partially offset by the ongoing impact of U.S. tax reform in 2018, an increase in the weighted average number of common shares and the impact of a lower return on equity incentive adder at ITC effective April 2018.

A reconciliation of the non-US GAAP measures used to calculate adjusted EPS is provided below.

Non-US GAAP Reconciliation
Years Ended December 31
($ millions, except for common share data)	2018	2017	Variance	Q4 2018	Q4 2017	Variance
Net Earnings Attributable to Common Equity Shareholders	1,100	963	137	261	134	127
Adjusting Items:
U.S. tax reform (1)	—	146	(146)	—	146	(146)
Unrealized loss (gain) on mark-to-market of derivatives (2)	10	(26)	36	(6)	(14)	8
Consolidated state income tax election (3)	(30)	—	(30)	—	—	—
Assets held for sale (3)	(14)	—	(14)	(14)	—	(14)
Acquisition break fee (4)	—	(24)	24	—	—	—
Unrealized foreign exchange gain (5)	—	(21)	21	—	(21)	21
FERC-ordered transmission refunds (6)	—	(11)	11	—	—	—
Adjusted Net Earnings Attributable to Common Equity Shareholders	1,066	1,027	39	241	245	(4)
Adjusted Basic Earnings per Common Share ($)	2.51	2.47	0.04	0.56	0.58	(0.02)
Weighted Average Number of Common Shares Outstanding (millions)	424.7	415.5	9.2	427.5	420.1	7.4
(1)	One-time remeasurement of deferred income tax assets and liabilities resulting from U.S. tax reform (ITC - $91 million, UNS Energy - $5 million, Central Hudson - $2 million, and Corporate and Other - $48 million)
(2)	Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy Infrastructure segment
(3)	Remeasurement of deferred income tax liabilities, included in the Corporate and Other segment
(4)	Related to a terminated acquisition, included in the Corporate and Other segment
(5)	One-time foreign exchange gain on an affiliate loan, included in the Corporate and Other segment
(6)	Favourable settlement of matters at UNS Energy related to prior period FERC filings

Pending Sale of Non-Regulated Asset

On January 28, 2019, the Corporation announced that it had entered into a definitive agreement with Columbia Power Corporation ("CPC") and Columbia Basin Trust ("CBT") to sell its 51% interest in the Waneta Expansion Hydroelectric Project in British Columbia ("Waneta Expansion") for approximately $1 billion. CPC and CBT, both 100% owned by the Government of British Columbia, are the Corporation's partners and together currently own 49% of the Waneta Expansion. Fortis expects the transaction to close in the second quarter of 2019 following the satisfaction of customary closing conditions.

With its partners, the Corporation constructed the 335-MW hydroelectric generating facility ahead of time and on budget and, through FortisBC Electric, has operated the facility since it went into production in 2015. FortisBC Electric will continue to operate the Waneta Expansion facility and purchase its surplus capacity.

"We have executed a significant part of our capital funding strategy by selling our interest in the Waneta Expansion. The proceeds will help finance the substantial growth occurring in our regulated utility businesses, including growth in British Columbia," said Mr. Perry. "The sale of Waneta completes the asset sale portion of our funding strategy."

Outlook

Over the long term, Fortis is well positioned to enhance value for shareholders through the execution of its capital program, the balance and strength of its diversified portfolio of utility businesses, as well as growth opportunities within its service territories.

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The Corporation's $17.3 billion five-year capital expenditure plan is expected to increase rate base from $26.1 billion in 2018 to approximately $32.0 billion in 2021 and $35.5 billion in 2023, translating into three- and five-year compound annual growth rates of 7.1% and 6.3%, respectively. The five-year capital program addresses system capacity and improves safety and reliability for the benefit of customers through investments that improve and automate the electricity grid, address natural gas system capacity and gas line network integrity, increase cyber protection and allow the grid to deliver cleaner energy.

Fortis is focused on securing further growth opportunities at its subsidiaries, which include the ITC Lake Erie Connector Project, gas infrastructure opportunities at FortisBC Energy and renewable energy investments, including storage, at UNS Energy.

Fortis expects long-term sustainable growth in rate base to support continuing growth in earnings and dividends. Fortis is targeting average annual dividend growth of 6% through 2023. This dividend guidance takes into account many factors, including the expectation of reasonable outcomes for regulatory proceedings at the Corporation's utilities, the successful execution of the five-year capital program, and management's continued confidence in the strength of the Corporation's diversified portfolio of utilities and record of operational excellence.

"After a very successful strategic move to acquire U.S. utilities, we now have a strong growth platform underpinned by our five-year capital expenditure plan. We are confident in our ability to meet the evolving needs of our customers while enhancing shareholder value," concluded Mr. Perry.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of $8.4 billion and total assets of $53 billion. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS.

Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included in this media release reflect expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the Corporation's forecast capital spending for the five-year period from 2019 through 2023; targeted average annual dividend growth through 2023; the satisfaction of the conditions, receipt of approvals and the expected timing of the closing of the sale of the Corporation's interest in the Waneta Expansion; the Corporation's forecast rate base for 2021 and 2023; and the expectation that long-term sustainable growth in rate base will support continuing growth in earnings and dividends.

Forward-looking information involves significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include, but are not limited to: reasonable decisions by utility regulators and the expectation of regulatory stability; the implementation of the Corporation's five-year capital expenditure plan; no material capital project and financing cost overrun related to any of the Corporation's capital projects; sufficient human resources to deliver service and execute the capital expenditure; the realization of additional opportunities; fluctuating foreign exchange; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information included in this media release is given as of the date of this media release and Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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Teleconference to Discuss 2018 Annual Results

A teleconference and webcast will be held on February 15 at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President, Chief Financial Officer, will discuss the Corporation's 2018 annual results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until March 15, 2019. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 3279505.

Additional Information

This media release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries:	Media Enquiries:
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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